Dated this 10th day of October 2008

BETWEEN

GEO-TELE PTE LTD

("the Landlord")

AND

INFOTEL TECHNOLOGIES (PTE) LTD

("the Tenant")

TENANCY AGREEMENT

THIS AGREEMENT is made on the 10th day of October Two Thousand and Eight (2008) Between **GEO-TELE PTE LTD** of 9 Tai Seng Drive #01-05 GEO-TELE CENTRE Singapore 535227 (hereinafter called "the Landlord" which expression shall where the context so admits include the person or company deriving title under it) of the one part And **INFOTEL TECHNOLOGIES (PTE) LTD** of 9 Tai Seng Drive #02-01 Singapore 535227 (hereinafter called "the Tenant" which expression shall where the context so admits include all persons and company deriving title under it and its successors and permitted assigns) of the other part.

WHEREBY IT IS AGREED as follows:-

1. The Landlord shall grant and the Tenant shall accept a lease of **ALL** that WAREHOUSE CUM OFFICE unit known as **9 Tai Seng Drive #02-01 Geo-Tele Centre Singapore 535227** (hereinafter referred to as "the said unit") for a term of **35** months (the "Term") commencing from **1st September 2008** at the agreed monthly rental of **$1.90psf** inclusive of maintenance/ service charge and rental of air-conditioners of the said unit calculated in accordance with Schedule 1 hereto payable monthly in advance without deduction or demand, the first payment of **DOLLARS TEN THOUSAND FOUR HUNDRED EIGHTY-EIGHT ONLY ($10,488)** and prevailing Goods and Services Tax (GST) thereon being the rental for the period from **1st September 2008 to 31st July 2011** be paid on or before signing of this Agreement, and thereafter each payment to be made on the **first day** of each calendar month.

2. The Tenant **HEREBY COVENANTS** with the Landlord as follows:-

(1) To pay the reserved monthly rent (inclusive of maintenance/ service charge/ other services and rental for air-conditioners) specified in Clause 1 hereof together with prevailing Goods and Services Tax (GST) thereon on the day and in the manner aforesaid without any deduction whatsoever.

(2) To deliver to the Landlord the sum of **DOLLARS TWENTY THOUSAND NINE HUNDRED SEVENTY-SIX ONLY ($20,976)** (being 2 months security deposit) (the "Security Deposit") on or before signing this Agreement and maintain such deposit during the Term which said sum shall be held by the Landlord as and by way of security for the due performance and observance by the Tenant of all and singular the several covenants and conditions stipulations and agreements on the part of the Tenant herein undertaken to be performed and observed and to be dealt with in the manner hereinafter provided.

(3) During the Term to arrange at its own cost for the installation and testing of all electrical and utility meters to the said unit by licensed contractors and to pay Public Utilities Board or other appropriate authorities for all water electricity and other amenities so supplied and charged together with all taxes (if any) and to pay SingTel charges in respect of the said unit together with all taxes (if any).

(4) To pay on demand to the Landlord any Goods and Services Tax of a similar nature which may be or become chargeable or imposed by the competent authorities in respect of any payment (whether rent or otherwise) made by the Tenant under or in consequences of this Tenancy Agreement or any payment made by the Landlord for which the Tenant agrees to reimburse the Landlord under this Tenancy Agreement or any payment of such tax payable by the Landlord in respect of goods and services supplied for the benefit of the said unit, and all consideration for goods and services supplied under or in Goods and Services Tax or tax of similar nature.

(5) At all times during the Term to comply with such requirements as may be imposed on the Tenant by any legislation now or hereafter in force in Singapore and any orders, rules, regulations, requirements and notice hereunder.





INFOTEL TECHNOLOGIES PTE LTD

GEO-TELE PTE LTD

(6) Not to use or permit or suffer the said unit or any part thereof to be used otherwise than in accordance with the usage which has been approved by the Competent Authority. Any change of usage of the said unit or any part thereof shall be subject to the approval from the relevant Authorities (if required) as well as the Landlord's written approval.

(7) Not to use or permit or suffer the said unit or any part thereof to be used for any residential purposes whether temporary or permanent.

(8) Not to use the said unit for unlawful or immoral purposes.

(9) Not to use the planning, structural components and elevational design and not to make any alterations or additions or install any heavy machinery or equipment or carry out any renovation works or alter any air-condition duct (if any) in the said unit without the prior approval in writing of the Landlord and the relevant Authorities.

(10) Not to install air-condition window units without prior approval of the Landlord and the relevant Authorities.

(11) Not to make or permit to be made any partitions or alterations in or additions to the said unit or the Landlord's fixtures fittings and decoration therein without the prior written consent of the Landlord and the relevant Authorities and to comply with any conditions imposed for such consent. However, the Landlord will not unreasonably withheld such consent. The Tenant shall pay to the Landlord on or before the commencement of their renovation works a deposit of $2,000.00. Such deposit shall be refunded without interest to the Tenant within thirty (30) days after completion of the works Provided Always that the Landlord shall be entitled to deduct from such deposit such amounts as is necessary to indemnify the Landlord from any loss or damage that it may suffer as a result of such renovation works without prejudice to any other rights which the Landlord may have against the Tenant.

(12) Not to alter, affix or install any further or additional power or light points or plugs in any part of the said unit or the Building without the prior written approval of the Landlord which approval may be withheld by the Landlord without any reason being given therefor. Prior to any electrical installation works the Tenant will be required to submit proper electrification plans to the Landlord, Public Utilities Board and the relevant Authorities for approval.

(13) (a) Subject to sub-paragraph 13(b) below, not to affix paint or otherwise exhibit on the exterior of the said unit including common corridors or passage-ways or the windows or any part thereof any name-plate signboard or the like whatsoever without the prior written consent of the Landlord. In the event of the Tenant putting up or causing to be put any such name-plate signboard placard poster banner or advertising material or offensive publication or the like whatsoever the Landlord shall have the right to demand that the Tenant remove the same within twenty-four (24) hours thereof. In default by the Tenant, the Landlord or its agents shall have the right to remove or cause to be removed the same without incurring any liability therefor.

(b) Where the Landlord has permitted the Tenant to erect, display, affix or exhibit on or to the exterior of the said unit, or the interior of the Building any signages the Tenant shall maintain the signages, ensure that license is properly attained from the relevant authorities and keep the signages and other appropriate part of the said unit adequately lighted during the usual business hours of the Building including Sundays and public holidays.





INFOTEL TECHNOLOGIES PTE LTD

GEO-TELE PTE LTD

(14) Not to use passenger lifts or escalators (if any) for the carriage of machineries, goods or merchandise except passengers.

(15) Not to place or allow to be placed upon the said unit or any part of the floors in the Building any article machinery or imposed load in excess of that allowable and approved for the said unit and the Building and shall when required by the Landlord distribute any load on any part of the floor of the said unit in accordance with the directions and requirements of the Landlord and in this interpretation and application of the provisions of this clause relating to loading the decision of the Consulting Engineer of the Landlord shall be final and binding upon the Tenant.

(16) To be wholly responsible for all damages and to bear the full costs of repairs and reinstatement of such damaged parts of the said unit Building common areas or any part thereof or to any adjoining premises or any facility or appurtenances thereof if the cause or causes of such damage can be traced directly or indirectly back to the Tenant's activities or were occasioned by want of care misuse or abuse on the part of the Tenant or his servants agents contractors or other persons claiming through or under the Tenant or otherwise.

(17) To give to the Landlord prompt notice in writing of any accident or defect or want or repair in any services to the said unit and of any circumstances likely to be or cause any danger risk or hazard to the said unit or to the Building or any person therein.

(18) To permit the Landlord its agents or workmen and others to enter the said unit at all reasonable times to do structural or external repairs and execute such work as may be necessary to the said unit or to other portions of the Building of which it may form a part not conveniently accessible otherwise than from or through the said unit. The Landlord may serve upon the Tenant notice in writing specifying any work or repairs necessary to be done which are the responsibility of the Tenant under the terms of this Lease and require the Tenant forthwith to execute the same and if the Tenant shall not within ten days after the service of such notice proceed diligently and in workmanlike manner with the execution of such work or repairs then to permit the Landlord to enter upon the said unit and execute such work or repairs and the cost thereof shall be a debt due from the Tenant to the Landlord and be forthwith recoverable.

(19) In complying with Clause 2(18) hereof and if so required by the Landlord the Tenant shall remove such installation, machinery or any article to permit the Landlord to execute the said repairs and works and if the Tenant shall fail to observe or perform this covenant the Landlord shall remove the same and all costs and expenses incurred thereby shall be recoverable from the Tenant as a debt **PROVIDED ALWAYS** that the Landlord shall not be liable to the Tenant for any loss damage or inconvenience caused by such removal.

(20) To keep the interior of the said unit including all floors, doors, windows, glass, locks, fastenings and all fittings and fixtures clean and in good and tenantable repair and condition fair wear and tear damage through fire, lightning, riot, tempest or Act of God and not arising through the act, neglect or default of the Tenant excepted and also to clean and keep clean the exterior of the doors thereof.

(21) At the Tenant's own cost properly to paint and colour wash the interior of the said unit as shall from time to time be reasonably necessary in order to maintain the same in good and tenantable repair and condition. If the Tenant defaults in this covenant, the Landlord may carry out such painting and colour washing as it deems fit and thereafter shall be entitled to deduct the expenses incurred from the moneys deposited with the Landlord by the Tenant without prejudice to any other remedies or claims which the Landlord may be entitled to.





INFOTEL TECHNOLOGIES PTE LTD

GEO-TELE PTE LTD

(22) To keep clean and free from dirt rubbish rags boxes waste or refuse on such parts of the commons area or any public footpath or way or any part of the Building and not at any time to throw burn or cause to be thrown burnt any rubbish dirt rags boxes waste or refuse in the said unit or any part of the Building and the Tenant shall directly dispose off the same into proper bins, containers or in the bin centre and **PROVIDED ALWAYS** that the Tenant shall at his own cost remove from the Building and dispose off the same which cannot be disposed off in the bin centre.

(23) Not to do or permit or suffer to be done on or in the said unit anything whereby the Landlord's insurance of the same or of the Building or any part thereof may be rendered void or voidable or whereby the premium for any such insurance may be liable to be increased and to repay to the Landlord on demand all sums paid by the Landlord by way of increased premium and all expenses incurred by the Landlord in connection with insurance rendered necessary by a breach or non-observance of this covenant without prejudice to any other rights and remedies available to the Landlord.

(24) To keep insured all the goods, machineries, furniture, fittings and merchandise in the said unit against loss, damage, vandalism or damage or loss by fire, burglary and robbery or such other risks as may be required and to maintain public liability insurance of at least $1,000,000.00.

(25) Not to bring or to store any goods chemicals inflammable liquids acetylene gas or alcohol volatile or explosive oil compounds or substances which are of a dangerous obnoxious inflammable or hazardous nature upon the said unit or any part of the Building and not to use any of such substances or fluids for any purpose.

(26) To take all reasonable precautions to keep the said unit free of rodents vermin insects pests birds and animals and will if so required by the Landlord employ from time to time or periodically pest exterminators approved by the Landlord for the said purpose.

(27) To inform the Landlord should there be any intention to assign underlet or part with the possession use or occupation of the said unit or any part thereof so that the Landlord can seek approval from the relevant authorities. The approval will be at the discretion of the authorities. If the application so granted, the conduct, behavior, activities and management of their sub-tenant lies solely with the Tenant hereto. The Landlord holds no liability and covenants towards the sub-tenant.

(28) Not in any way to obstruct or permit the obstruction of any walkways pavements entrances passages courts corridors serviceways vestibules halls roads docks stairways fire or escape doors or other parts of the Building or any appurtenances of the Building.

(29) Not in any way to cover or obstruct any lights sky-lights windows or other means of illumination of the Building.

(30) Not to cause any obstruction in or on the approaches private roads or passages ways adjacent to or leading to the Building by leaving or parking or permitting to be left or parked any motor vehicle or other carriages belonging to or used by the Tenant or by any of his customers friends agents servants or visitors. And also to observe all rules and regulations and restrictions made by the Landlord and/or relevant authorities relating to the parking of such vehicles or carriages and to pay such parking charges as may be imposed by the Landlord and use his best efforts to cause his customers invitees agents and servants to conform thereto. The Tenant shall upon request furnish to the Landlord the licence numbers of his vehicles. The Landlord will





allocate 1 car parking lot to the Tenant Free-of-Charge throughout the duration of this Term.

(31) To permit the Landlord or his agents to enter the said unit at any reasonable time to view the said unit and during the two (2) calendar months immediately preceding the expiration of this Lease, to allow at all reasonably times prospective tenants or occupiers with written authority from the Landlord or his agents to inspect the said unit and to allow the Landlord to exhibit in such position as the Landlord shall think fit a notice indicating that the said unit is to become vacant.

(32) At the expiration or sooner determination of the term herein, peaceably and quietly to yield up to the Landlord the said unit together with all keys to the said unit (whether or not the same have been supplied by the Landlord) together with all fixtures and fittings therein, unless required by the landlord to be removed, in good and tenantable repair and condition, and if required by the landlord, shall remove from the said unit all letterings, internal partitions, fixtures and installations of the Tenant or any part thereof as specified by the Landlord, and shall reinstate the said unit to its original bare state and condition so that the reinstatement shall be completed on the expiration or sooner determination of the Term, to the satisfaction of the Landlord. If the Tenant shall fail to reinstate the said unit as aforesaid, the Landlord may do so and recover from the Tenant on demand the costs of such reinstatement together with such rent (applicable at the time of the expiration or sooner determination of the Term) and other amounts which the Landlord would have been entitled to receive from the Tenant had the period within which such reinstatement is effected by the Landlord been added to the Term. Such removal and/or reinstatement shall be carried out by a contractor appointed by the Tenant with the approval of the Landlord under the supervision of the Landlord's architect and other consultants, and the Tenant shall pay for all reasonable fees and expenses of the said architect and consultants. All damage to the said unit caused by such removal shall be made good by the Tenant on or prior to the expiration of the Term and if the Tenant fails to do so, the Landlord shall be entitled but not obliged to make good such damage and to recover on demand the costs thereof from the Tenant. The Tenant shall also remove any signs erected, painted, displayed, affixed or exhibited upon to or within the said unit or any part of the Building and make good any damage or disfigurement caused by such removal.

(33) Not to withhold, defer or refuse punctual payment of rent and maintenance/ service charges of the said unit to the Landlord by reason of any inadequate or breakdown of any services such as power, light or water whether by negligence of any party or not.

(34) To pay or indemnify the Landlord or his agent immediately upon the execution of this Agreement against the cost of stamping the Agreement in duplicate and all legal fees and disbursements incurred in the preparation and execution of this Agreement.

3. The Landlord **HEREBY COVENANTS** with the Tenant as follows:-

(1) That the Tenant duly paying the rent and maintenance/service charge hereby reserve and observing and performing the several covenants conditions and stipulations hereinbefore on the Tenant's part contained shall peaceably hold and enjoy the said unit during the said term without any disturbance by the Landlord or any person lawfully claiming under or in trust for the Landlord.

(2) To pay all present and future rates taxes assessments impositions and outgoings imposed upon or in respect of the said unit save and except such as are herein agreed to be paid by the Tenant.





INFOTEL TECHNOLOGIES PTE LTD

GEO-TELE PTE LTD

4. **PROVIDED ALWAYS** that it is hereby agreed and declared as follows:-

(1) If the rent or maintenance/service charge hereby reserved or any part thereof shall at any time be unpaid for fourteen (14) days after becoming payable (whether formally demanded or not) or if any covenant on the Tenant's part herein contained shall not be performed or promptly remedied within 14 days (if capable of remedy) following notice from the Landlord or observed or if the Tenant (being an individual) shall become bankrupt or if the Tenant (being a company) shall enter into liquidation whether compulsory or voluntary (save for the purpose of amalgamation or reconstruction of a solvent company) or if a receiver shall be appointed for the Tenant's undertaking or if the Tenant makes any assignment for the benefit of his creditors of enters into any Agreement or makes any arrangement with his creditors for liquidation of his debts by the composition or otherwise or shall suffer any distress or execution to be levied on the Tenant's goods and erects then and in anyone of the said cases if shall be lawful for the Landlord at any time thereafter to re-enter the said unit or any part thereof in the name of the whole and thereupon this Lease shall absolutely cease and determine but without prejudice to:

(a) the right of action of the landlord in respect of unpaid rent or maintenance/service charge or any antecedent breach of the Tenant's covenants herein contained;

(b) the Landlord's right to charge interest from its due date at the rate of one percent per month (1.0%) if rent or maintenance/service charge are unpaid for the said fourteen (14) days after becoming payable (whether formally demanded or not).

(2) In the event of re-entry by the Landlord or other legal action taken by the Landlord towards recovery of the arrears of rent or maintenance/service charge under Clause 4(1) hereof, the Tenant shall pay all legal costs incurred by the Landlord on a solicitor and client basis.

(3) In the event of the said unit or any part thereof at any time during the term hereby created being so damaged or destroyed by fire lightning riot tempest or Act of God or war or from any other cause beyond the control of the Landlord as to render the said unit unfit for use then (except where such fire and/or riot has been caused by the default or negligence of the Tenant or the Tenant's servants or agents) the rent and maintenance/service charge hereby reserved or a fair proportion thereof according to the nature and extent to the damage sustained shall be suspended until the said unit shall again be rendered fit for occupation and use or until access hereto may be obtained as the case may be any dispute concerning this clause shall be determined by a single arbitrator if the parties can agree to one and in any event in accordance with Arbitration Act of Singapore or any statutory modification on re-enactment there of for the time being in force.

(4) Notwithstanding anything herein contained the Landlord shall be under no liability either to the Tenant or others who may be permitted to enter and use the said unit and/or the Building for accidents happenings or injuries sustained (fatal or otherwise) or for loss of or damage to goods or chattels in the said unit and/or the Building or in any part thereof whether arising from any occurrences or whatsoever and/or arising from the gross negligence of the Landlord or its servant or agent or otherwise.

(5) Notwithstanding anything herein contained the Landlord shall not be liable to the Tenant nor shall the Tenant have any claim against the Landlord in respect of:-

(a) any interruption in any of the services hereinbefore mentioned by reason of necessary repair or maintenance of any installations or apparatus or damage thereto or destruction thereof by fire water Act of God or other cause beyond the Landlord's control or by reason of mechanical or other defect or

breakdown of machinery or plan or other inclement conditions or unavoidable shortage of manpower, fuel, materials, electricity or water or labour disputes.

(b) any act omission misconduct or negligence of other servant agent or employee of the Landlord in or about the performance or purported performance of any duty relating to the provision of the said services or any of them.

(c) any damage injury or loss arising out of the leakage of the piping wiring and sprinkler system (if any) in the said unit or in the Building and/or arising from defects in the structures of the Building or the said unit.

(6) The Security Deposit shall be returned to the Tenant on the expiration of the full term of this Lease, without interest, to the Tenant within one (1) month after the Tenant shall have duly delivered to the Landlord vacant possession of the said unit subject always to the due and satisfactory performance and observance on the part of the Tenant of all and singular and the terms covenants conditions and stipulations herein contained. If the Tenant shall fail to accept the full term of this Lease or shall refuse or neglect or shall in any respect fail to perform and observe the terms, covenants, conditions and stipulations on his part herein contained, then and in any such case the said deposit shall be absolutely forfeited to the Landlord who shall be a liberty to determine this Lease and in such event this Lease shall thereupon absolutely cease and determine but without prejudice to the rights and remedies given to the Landlord under the Lease or any right of action or other remedy which the Landlord may have under the existing law.

(7) The deposit referred to in Clause 4(7) above shall not in any event be allowed to be transferred to apportioned or set off for any rents or maintenance/service charges unpaid by the Tenant.

(8) No error or mis-statement as to the description of the said unit provided by the Landlord or any of his agents servants or employees shall entitle the Tenant to rescind from this Agreement or to any compensation or damages or reduction of rent.

(9) No consent or waiver expressed or implied by the Landlord to or any breach by the Tenant or any of the covenant conditions or stipulations herein contained shall operate or be deemed to operate as a consent or waiver of such covenants conditions or stipulations and shall not prejudice in any way the rights powers and remedies of Landlord herein contained.

(10) Notwithstanding anything herein contained the Tenant undertakes to observe and comply with and where applicable to cause his employees guest visitors and other persons coming to the said unit or Building to observe and comply with any by-law regulations restrictions requirement or notices that may from time to time be imposed or issued by the Landlord and/or the Management Corporation for the Building.

(11) Any notice request or demand to be served by either party hereto to the other under the provisions of this Lease shall be in writing and shall be deemed to be sufficiently served:

(a) if it is given by the party by post in a registered letter addressed to the party to be served at his or its address hereinbefore mentioned and in such a case it shall be deemed (whether it is actually delivered or not) to have been received at the time when such registered letter would in the ordinary course be delivered; or





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GEO-TELE PTE LTD

(b) if it is given by the party and despatched by hand to the party to be served.

(12) In this Agreement where the context so admits, words importing the masculine gender shall include feminine and neuter genders and words in the singular shall include the plural and words importing persons shall include corporations and vice versa and where there are two or more persons included in the expression "the Tenant" covenants expressed to be made by the Tenant shall be made by such persons jointly and severally.

AS WITNESS the hands of the parties hereto the day and year first above written.

SIGNED BY
LIM TZE WEI
For and on behalf of the Landlord
in the presence of: PAULINE HO

GEO-TELE PTE LTD

SIGNED BY
WONG CHING MING
For and on behalf of the Tenant
in the presence of:
Evelyn Teo

INFOTEL TECHNOLOGIES PTE LTD

SCHEDULE 1

Unit #02-01	Rental Rate psf
Area of approximately 5,520 square feet.	$1.90 (inclusive of maintenance/ service charge) of the said unit payable monthly in advance without deduction or demand, each payment to be made on the 1st day of each calendar month (whereof $1.00 shall be the rent of the said unit and $0.50 shall be the maintenance/ service charges and $0.40 for rental of air-conditioners thereon)





INFOTEL TECHNOLOGIES PTE LTD

GEO TELE PTE LTD